Exhibit 12.1

Mediacom LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except ratio amounts)

Earnings:
(Loss) income before income taxes	$(14,626)	$(19,419)	$(4,294)	$8,976	$(42,490)
Interest expense, net	118,386	112,895	102,000	97,790	98,596
Amortization of capitalized interest	1,939	1,702	1,525	1,356	1,580
Amortization of debt issuance costs	2,225	2,427	3,009	5,642	3,320
Interest component of rent expense(1)	2,617	2,716	2,776	2,623	2,342

Earnings available for fixed charges	$110,541	$100,321	$105,016	$116,387	$63,348

Fixed Charges:
Interest expense, net	$118,386	$112,895	$102,000	$97,790	$98,596
Capitalized interest	1,729	1,893	2,106	1,545	3,532
Amortization of debt issuance costs	2,225	2,427	3,009	5,642	3,320
Interest component of rent expense(1)	2,617	2,716	2,776	2,623	2,342

Total fixed charges	$124,957	$119,931	$109,891	$107,600	$107,790

Ratio of earnings to fixed charges	—	—	—	1.08	—

Deficiency of earnings over fixed charges	$(14,416)	$(19,610)	$(4,875)	$—	$(44,442)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.